Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

 PRESS RELEASE

Denison Announces Signing of
Impact Benefit Agreement and Exploration Agreement with
Métis Nation–Saskatchewan, MN–S NR-1, and MN–S NR-3

Toronto, ON – December 4, 2025. Denison Mines Corp. (“Denison”, “DML” or “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce the signing of an Impact Benefit Agreement (“IBA”) between Denison and the Métis Nation–Saskatchewan (“MN–S”), 13 MN–S Locals, MN-S Northern Region 1 (“MN–S NR-1”), and MN–S Northern Region 3 (“MN–S NR-3”) (collectively, the “Métis Parties”). The IBA confirms the Métis Parties’ consent to and support for the development and operation of Denison’s flagship Wheeler River Project (the “Project”) in northern Saskatchewan. In addition, the parties have also entered into an Exploration Agreement (the “Exploration Agreement”) covering Denison’s exploration and evaluation activities within MN–S NR-1 and MN–S NR-3 of the Métis Homeland (see Figure 1).

MN–S President Glen McCallum said, “Denison Mines recognized its duty to consult with MN- S Regions, MN–S Locals, and communities on the Wheeler River Project early in the planning stages. All parties have been negotiating since 2019. The MN–S commends Denison’s commitment to environmental reclamation post-project and stability for citizens into the future. Today’s IBA not only represents enormous economic opportunities for Métis families, but a milestone in our government’s relationship with Denison and other industry partners.”

David Cates, President and CEO of Denison, commented, “We extend our sincere appreciation to the leadership of the MN–S, MN–S NR-1, MN–S NR-3, and the 13 MN–S Locals for trusting Denison to advance the Wheeler River Project within the Métis Homeland. Since the beginning of our engagement with the MN–S, our team has remained deeply committed to building a long-lasting relationship grounded in trust, transparency, and mutual respect. Formalizing both the IBA and the Exploration Agreement reflects the progress we have made together, and also our shared commitment to ensuring that the interests, knowledge, and voices of Métis citizens in Saskatchewan are meaningfully incorporated into the construction and future operation of the Project and Denison’s exploration and evaluation activities in MN–S NR-1 and MN–S NR-3.”

Laura Burnouf, Regional Director of MN–S NR-1 said, “Northern Saskatchewan is not only rich in natural resources, it is vibrant with the culture, tradition, and language of a distinct people. Denison’s engagement with our Métis communities and its focus on local talent brings economic and employment opportunities to our Region and surrounding communities at a time when we face challenges with homelessness and addictions. The strong partnership between all of our impacted Métis Regions and Locals, MN–S, and Denison Mines is a reflection of how we believe in progress and are more than willing to collaborate with industry to better the outlook for our citizens.”

Regional Director of MN–S NR3, Minister Brennan Merasty, remarked, “Respecting our inherent and constitutionally protected rights as Métis citizens, our communities in the north have been engaged with Denison for six years. Today’s signing means our Region, and surrounding communities will see significant cultural, economic, and employment benefits to be provided through this partnership. Our citizens’ voices deserved to be at the negotiating table, and we will continue to work alongside Denison as the Wheeler River Project advances forward.”

The IBA was entered into by Denison (on its own behalf and as operator on behalf of the Wheeler River Joint Venture), the MN–S, MN–S NR-1, MN–S NR-3 and each of the following MN–S Locals within MN–S NR-1 or MN–S NR-3, which are comprised of citizens who live and practice traditional activities in the vicinity of the Wheeler River Project: Uranium City Local 50, Stony Rapids Local 80, La Ronge Local 19, Weyakwin Local 16, Timber Bay Local 20, Patuanak Local 82, Île-à-la-Crosse Local 21, Canoe River Local 174, Jans Bay Local 38, Beauval Local 37, Cole Bay Local 41, Dore/Sled Lake Local 67, and Green Lake Local 5 (collectively, the “Métis Locals”).

STONY RAPIDS
ATHABASCA BASIN
NORTHERN REGION 1
ÎLE-À-LA-CROSSE
NORTHERN REGION 3
BEAUVAL
LA RONGE
0
100
200 km
LEGEND
Athabasca Basin
Métis Nation – Saskatchewan Region
Wheeler River
Denison's Exploration Property Interests Under the Exploration Agreement

Impact Benefit Agreement

The IBA acknowledges that the Project is located within the Métis Homeland and emphasizes a shared commitment to ensuring that the successful execution of the Project meaningfully supports the Métis Parties’ broader social and economic priorities. This agreement sets out a framework for a long-term cooperative relationship grounded in openness, environmental stewardship, and respect for Métis interests. The IBA affirms that Project development can contribute to long-term community well-being while also reinforcing the joint responsibility to protect the surrounding lands, waters, and wildlife. The parties commit to reducing environmental risks while upholding the values central to the Métis Parties.

The IBA also includes specific commitments for sharing the benefits generated by the Project, including community investment initiatives, contracting and business development opportunities, training and employment pathways, designated forms of financial participation, and opportunities for the Métis Parties and their citizens to participate in environmental monitoring.

Together the commitments in the IBA reflect a joint vision for collaboration and establish a framework through which Denison and the Métis Parties can work side by side to ensure that the Project contributes to a sustainable and resilient future for Métis citizens in Saskatchewan.

Exploration Agreement

The Exploration Agreement extends the cooperative and mutually beneficial relationship between Denison and the Métis Parties beyond the Project and covers all of Denison’s other majority owned and operated exploration and evaluation projects within MN–S NR-1 and MN–S NR-3. The Métis Parties consent to Denison’s exploration and evaluation activities in the region and Denison commits to support the Métis Parties’ interests in community development, benefits sharing, environmental protection and monitoring, and sustainable and predictable consultation and engagement processes.

Through this cooperative approach, the parties aim to ensure Denison’s future projects are positively advanced through the exploration and evaluation phases in a manner that is informed by and is fully respectful of the rights, knowledge, and interests of the Métis Parties.

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan.

In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study was completed for Wheeler River’s Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the Project’s EA by the Province of Saskatchewan and commencement in October 2025 of the Canadian Nuclear Safety Commission Hearings for Federal approval of the EA and project construction license. The Hearing is scheduled to continue and be concluded during the week of December 8, 2025.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV’s SABRE mining method having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information about Denison, please contact:

David Cates                                                         (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith                                                           (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X                                         @DenisonMinesCo

About Métis Nation–Saskatchewan

Métis  Nation –Saskatchewanis built on a foundation of Métis identity, culture, values and language. Empowered by the Métis citizens of Saskatchewan, MN–S works to advance Métis rights and strengthen capacity. MN–S represents the political, socioeconomic, cultural and educational interests of Métis in the province through an elected representative system at local, regional and provincial levels.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this news release contains forward-looking information pertaining to Denison’s current intentions and objectives with respect to, and commitments set forth in the IBA and Exploration Agreement; development and expansion plans and objectives for the Project; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 or subsequent quarterly financial reports under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

&#xD; &#xD; &#xD;&#xD; &#xD; &#xD;